Report of Management


We, as members of management of The Provident Bank (Provident), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of Provident's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1999 and for the year then ended. Based on this evaluation, we assert that during the year ended December 31, 1999, Provident complied, in all material respects, with the minimum servicing standards set forth in the USAP.

As of and for this same period, Provident in effect a fidelity bond and errors and omissions policy in the amount of $27,500,000.


/s/ Richard Gravino                                /s/ Joseph Smith II
Richard Gravino                                    Joseph Smith II
Executive Vice President                           Senior Vice President
Consumer Finance                                   National Servicing Operations



March 31, 2000